GMS CAPITAL CORP.

November 17, 2008

VIA FAX AND EDGAR
Maryse Mills-Apenteng
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

File No. 333-151684

Re: GMS Capital Corp. verbal comment response, conversation dated November 14, 2008

Dear Mrs. Mills-Apenteng,

We have reviewed your verbal remarks since our conversation dated November 14, 2008 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Consistency and clarity of disclosure within the Liquidity and Capital Resources and Management's Discussion and Analysis

1.
The disclosure relative to the number of months of available cash based on revenue levels disclosed in the September 30, 2008 quarterly financials is unclear and the disclosure should also include the actual amount of cash required to cover cash shortfalls during the next 12 month period.

Response

We have noted your comment and have updated the section in the amended S-1 filing as follows:

Liquidity and Capital Resources Section

In pursuing its business strategy, the Company will require additional cash for operating and investing activities in order to increase its monthly revenues.  The Company’s current level of gross margin is not adequate to cover all of the operating expenses for the business operating at the current revenue levels.  Management believes that The Company has enough cash available to meet working capital requirements for the next 3 months.  The Company estimates that it will require a total of $39,356 to cover its cash shortfall over the next 12 month period. The Company will continue to borrow money from shareholders and related parties to cover this cash shortfall, while looking to increase revenues of its subscription services.  The Company has sought to borrow money from related parties in order to make cash expenditures that relate to the registration process which began in April 2008.  The Company records advances from related party upon the receipt of funds from shareholders and officers and will repay this loan when the Company has the free cash flow to do so.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

GMS CAPITAL CORP.

Explanation as to why shareholders filed Schedule 13-D on September 22, 2008

2.  The Company was asked to have controlling shareholders amend their Schedule 13-D filings from  September 22nd, 2008.

Response

We have noted your comment and have requested that Shareholders Metrakos, Krallis and Côté file amended Schedule 13-D filings with the following explanatory note:

Explanatory Note

This Amended Schedule 13D/A is being filed for the following purpose:  Upon review, the original Schedule 13D filed by the reporting Person below was filed in error as the reporting Person, as of that filing date and as of the current filing date, does not beneficially own over five percent (5%) of any securities, including but not limited to shares of common stock, registered under Section 12 of the Securities Act of 1933, as amended for GMS Capital Corp.

This amendment is a final filing unless and until any securities, including but not limited to shares of common stock, of GMS Capital Corp become registered under Section 12 of the Securities Act of 1933, as amended and such filing is required.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos President & CEO GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com